# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: 1stdibs.com, Inc., CIK 0001600641
CUSIP: 320551104
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 300 PARK AVENUE SOUTH, 10TH FLOOR, NEW YORK, New York (NY), 10010
Date of event which requires filing of this statement: 11/01/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000010742

## Reporting persons
- BECK MACK & OLIVER LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); sole voting power 3,299,981; shared voting power 0; sole dispositive power 0; shared dispositive power 3,299,981; aggregate amount beneficially owned 3,299,981 (8.3% of the class)
  Comment: Calculations are based upon 39,693,138 shares of Common Stock of the Issuer outstanding as of July 31,2024, as set forth in the Form 10-Q of the Issuer filed with the U.S. Securities and Exchange Commission.

## Item 1. Issuer
Name of issuer: 1stdibs.com, Inc.
Address of issuer's principal executive offices: 300 PARK AVENUE SOUTH, 10TH FLOOR, NEW YORK, NEW YORK, 10010

## Item 2. Person Filing
Name of person filing: BECK, MACK & OLIVER, LLC
Address of principal business office or, if none, residence:
565 Fifth Avenue
New York, NY 10017
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 3,299,891
Percent of class: 8.3
Sole power to vote or to direct the vote: 3,299,891
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 3,299,891

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The securities covered by this statement are owned by investment advisory clients of Beck, Mack & Oliver LLC. These clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. BECK MACK LIMITED PARTNERSHIP owns1,984,847 or 5.0005% of such class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BECK MACK & OLIVER LLC: John C. Ellis, Co-Managing Member (11/07/2024)